Exhibit 10.11

RUCKUS WIRELESS, INC.
2015 EXECUTIVE BONUS PROGRAM
On February 4, 2015 and February 5, 2015, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Ruckus Wireless, Inc. (the “Company”) and the Board, respectively, approved the Company’s 2015 bonus program, which provides the Company’s executive officers and other eligible employees the opportunity to earn semi-annual cash bonuses. For executive officers, the amount of the cash bonus is based on the level of achievement by the Company of certain corporate objectives (the “Corporate Objectives”) from (a) January 1, 2015 through June 30, 2015 and (b) from July 1, 2015 through December 31, 2015. The Committee has approved Corporate Objectives related to revenue and operating margin targets and assigned a weighting to each objective.
Each executive officer participating in the 2015 bonus program may receive a cash bonus in an amount up to a specified percentage of his or her eligible earnings during 2015 (the “Bonus Target”), if Corporate Objectives are achieved at the target level. In the first half of 2015, even if Corporate Objectives are achieved at greater than the target level, a participating executive officer may receive a maximum cash bonus of 50% of his or her Bonus Target. In the second half of 2015, if target Corporate Objectives are exceeded, a participating executive officer may receive a maximum cash bonus of up to 100% of his or her Bonus Target, for a maximum total bonus payment for the year of up to 150% of Bonus Target. The Bonus Target for each of the Company’s named executive officers, as a percentage of his or her eligible earnings during 2015, is as follows:

Named Executive Officer	Bonus Target Percentage
Selina Y. Lo President and Chief Executive Officer	100%
Seamus Hennessy Chief Financial Officer	55%
Barton Burstein Senior Vice President, Field Operations and Business Development Operations	50%
Steve Martin Senior Vice President/General Manager Emerging Technologies	35%